#770 - 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.                                                                                                                                                                                                                                                                                                August 16, 2010
For Immediate Release                                                                                                                                                                                                                                                                                                 NR#10-13

MAG SILVER REPORTS SECOND QUARTER FINANCIAL RESULTS

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and six months ended June 30, 2010.  For complete details of the Second Quarter Interim Financial Statements and Management’s Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

Highlights for the quarter ended June 30, 2010 include (all amounts herein are reported in Canadian dollars unless otherwise specified):

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The Company maintained a strong cash position as at June 30, 2010 of $51.3 million, which included $33.1 million net proceeds from a brokered private placement financing that closed on May 18, 2010.

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Minera Juanicipio S.A. de C.V (“Minera Juanicipio”), a 56/44% joint venture between Fresnillo plc and MAG, appointed AMC Mining Consultants (Canada) Ltd. to undertake a prefeasibility study for the development of a standalone underground silver mine on the Juanicipio property, expected to be completed by the end of calendar 2010.

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As part of the 2010 Minera Juanicipio exploration program, drilling on a structure mid-way between the western portion of the Valdecañas Vein and the Juanicipio Vein intersected a possible new and well-mineralized vein.  As reported to the Company by Fresnillo, the operator of the Juanicipio property, the true width is estimated at 2.75 metres and grades 490 grams per tonne (g/t) silver (14.3 ounces per ton), 0.94 g/t gold and negligible base metal values.

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Several holes in the 2010 Minera Juanicipio exploration program have intersected some very wide and high grade silver mineralization in the Footwall Vein along the western end of the Valdecañas Vein.  As reported to the Company by Fresnillo, the best intercept was Hole JA which returned 5.66 metres, grading 1,241 g/t silver (36.2 ounces per ton (opt)), 0.27 g/t gold, 1.05% lead and 2.36% zinc.

•

Drilling results from the Company’s 100% owned Cinco de Mayo property continued to demonstrate the high exploration and resource potential of the property, and subsequent to June 30, 2010, the Company announced the release of an initial mineral resource estimate for the Pozo Seco molybdenum-gold discovery prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA). Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% Mo (Molybdenum) and 0.25 g/t Au (Gold). Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% Mo and 0.17 g/t Au.

At June 30, 2010 the Company had working capital of $51,947,117 compared to $35,938,222 at June 30, 2009, including cash on hand of $51,313,141 (2009: $35,423,333). Accounts receivable at June 30, 2010 totaled $2,587,434 and was comprised primarily of value added taxes repayable to the Company by the Government of Mexico.  Current liabilities at June 30, 2010 amounted to $2,135,502 and were attributable primarily to accrued legal and exploration (drilling) expenses.  The increase in the Company’s cash and working capital position at June 30, 2010 as compared to the prior period is attributable to a completed brokered private placement financing that closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission to the underwriters on this placement, and legal and filing costs totaled an additional $284,920.  Net proceeds to the Company after all related issue costs were $33,171,016. The net proceeds of the offering will be used to fund exploration and predevelopment of Juanicipio and Cinco de Mayo as well as for working capital.

During the quarter ended June 30, 2010, the Company incurred $3,164,380 on exploration expenditures on its wholly-owned projects as compared to $3,623,719 for the same period in 2009.  Exploration activity in the current period was focused on its 100% owned Cinco de Mayo property where $2,890,417 was incurred on exploration expenditures and 15,549 metres drilled.  Exploration costs for the Company’s other projects in the quarter amounted to $273,963.

The Company’s loss for the three months ended June 30, 2010 amounted to $1,358,766 or $0.03 per share as compared to $4,384,704 or $0.09 per share for the same period last year. The decrease in the current quarter’s loss as compared to the prior period was primarily due to three factors: no stock based compensation expense was recognized in the current quarter (2009:1,211.099) as no stock options were issued in the quarter (2009: 552,142 stock options issued); there were no mineral property write-offs in the quarter (2009: $491,316); and legal expenses for the current quarter decreased to $569,569 from $1,864,685 in 2009 when MAG was exposed to extensive legal costs for its take-over defense and the protracted proceedings in front of the OSC as a result of Fresnillo’s intended hostile bid announced in late 2008.

Juanicipio Property

The Company’s primary asset continues to be its 44% holding in Minera Juanicipio which in turn owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  The remaining 56% of Minera Juanicipio is owned by the joint venture operator, London Stock Exchange listed Fresnillo plc (“Fresnillo”).

During Fresnillo’s attempted hostile bid for MAG in late 2008 and into 2009, the Company initiated arbitration proceedings with the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  The Company is seeking a ruling to confirm that the standstill provisions contained in the Minera Juanicipio Shareholders Agreement prevent Fresnillo from acquiring control of the Company on a hostile basis, and is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement.  An arbitral tribunal has been established in the Arbitration proceedings, and on April 20, 2010, the ICC Court provided notice to both MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. A hearing on the merits of the arbitration is presently set for the last week of October 2010 in Mexico City, with closing arguments to be submitted in December 2010. As part of the arbitration proceedings, the Company has recently filed various documents and evidence in support of its claims.  There will be associated legal and administrative costs going forward.

Notwithstanding MAG's view that in accordance with industry best practice, the geological understanding of the Valdecañas Vein justified the commencement of a pre-feasibility study some time ago, Fresnillo had required that the commencement of the prefeasibility study be subject to completion of a resource audit and update whereby at least 50% of the total contained silver could be categorized as an Indicated Resource. In June 2010, just prior to completion of the resource audit referred to above, Fresnillo, as operator, dropped this contingency and decided to initiate a prefeasibility study on the Juanicipio property, at which time, Minera Juanicipio appointed AMC Mining Consultants (Canada) Ltd. to undertake a prefeasibility study for the development of a standalone underground silver mine on the property.  The prefeasibility study has been commissioned as one of the studies necessary to explore the manner in which the Juanicipio Property should be developed and is expected to be completed by the end of calendar 2010.  MAG’s 2010 budget for Minera Juanicipio of $2.9 million includes its 44% contribution for both the exploration budget and the additional engineering budget for the pre-feasibility study.

For the six months ended June 30, 2010 the Company’s 44% share of Minera Juanicipio expenditures amounted to $1,477,245 (2009: $1,110,996), and Fresnillo, as the operator, has completed 16,032 metres of drilling in 28 holes on the property, representing 66% of the proposed drilling for the year.

As reported to the Company by Fresnillo, several holes in the 2010 program have intersected some very wide and high grade silver mineralization in the footwall vein along the western end of the Valdecañas Vein.  The best intercept was Hole JA which returned 5.66 metres, grading 1,241 g/t silver (36.2 ounces per ton (opt)), 0.27 g/t gold, 1.05% lead and 2.36% zinc. Much of the previous drilling intersected the footwall vein on occasion and many holes did not continue far enough to reach the footwall vein.  At this time there appears to be excellent exploration potential to extend the footwall vein down dip and to the west to the boundary of the joint venture.

So far in 2010, the joint venture has drilled 4 holes (a fifth is in progress) on the Juanicipio Vein.  As reported to the Company by Fresnillo, intercepts continue to exhibit high silver and gold grades over narrow widths and the program continues to delineate the vein along strike to the west.  The best intercept in 2010 is Hole 19R which returned 0.52 metres grading 731 g/t silver (21.3 opt), 2.09 g/t gold, 10.50% lead and 7.66% zinc.  Drilling continues to delineate the vein along strike to the west; the vein has been traced for almost 1,400 metres to the west and remains open.

Drilling on a structure mid-way between the western portion of the Valdecañas Vein and the Juanicipio Vein has intersected a possible new well-mineralized vein, as yet unnamed.  This vein is believed to have been intersected at a high angle indicating a north dipping attitude (opposite to the known veins in Juanicipio, but comparable to known veins in the Fresnillo Mine area).  As reported to the Company by Fresnillo, the true width is estimated at 2.75 metres and grades 490 g/t silver (14.3 opt), 0.94 g/t gold and negligible base metal values. More drilling is required to confirm the continuity of this possible new vein and determine its strike and dip.

Presently there are a total of 5 drills in operation and a resource update is currently in progress.  See diagrams at http://www.magsilver.com/i/pdf/2-QTR-Diagrams.pdf

Cinco de Mayo

The Company achieved a major moly-gold discovery in 2009 at the Company’s 100% owned Cinco de Mayo property and that property has now attained “stand-alone” importance to the Company.  Drilling to June 30, 2010 clearly demonstrated grade, width and continuity within the Pozo Seco Prime discovery zone with contiguous holes outlining a significant tabular body roughly measuring 1,800 metres long, averaging 250 to 300 metres wide and 50 metres thick.  Subsequent to the end of the period, the Company announced the release of an initial mineral resource estimate for the Pozo Seco molybdenum-gold discovery prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) based on drill results available to July 12, 2010.

“At a cut-off grade of 0.022% Mo, the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% Mo (Molybdenum) and 0.25 g/t Au (Gold), containing 94.0 million pounds Mo and 230,000 ounces Au.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% Mo and 0.17 g/t Au, containing 53.2 million pounds Mo and 129,000 ounces Au.”

The above resource estimate summary statement has been read and approved by David A. Ross, P.Geo, Senior Consulting Geologist at Scott Wilson RPA who is the independent qualified person as defined under National Instrument 43-101. A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR by September 17, 2010.

Also during the quarter ended June 30, 2010, metallurgical testing was initiated in order to assess the mineral recoverability of molybdenum and gold.  Both leaching and flotation techniques are being tested. Completion of this initial metallurgical work and preliminary results are expected by September 2010. The body remains open in several directions, but the exploration focus has shifted towards finding the inferred large-scale source of this major Carbonate Replacement Deposits (“CRDs”) system while the metallurgical studies for Pozo Seco are underway.  See diagrams at http://www.magsilver.com/i/pdf/2-QTR-Diagrams.pdf

The Company incurred $5,415,683 in exploration costs at Cinco de Mayo during the six months ended June 30, 2010 (2009: $5,157,538) and a cumulative total of $23,316,813 to June 30, 2010. Drilling during the second quarter of 2010 totaled 15,549 metres (first quarter drilling was 15,645 metres) at Cinco de Mayo.  To date, the Company has drilled a cumulative 124,850 metres on the property, in 268 holes, and outlined high grade silver/lead/zinc mineralization along approximately 2,000 metres of strike length of the Jose Manto as well as the Pozo Seco molybdenum and gold zone.

Outlook

MAG had initially approved a total exploration and administration budget of approximately $15 million for 2010, of which approximately $10.2 million has been expended to June 30, 2010.  Of the original 2010 budget, $2.9 million was allotted for the Company’s 44% share of both Minera Juanicipio’s US$4.4 million 2010 exploration budget and its US$1.5 million engineering budget for a prefeasibility study.  Drilling at the Juanicipio property by operator Fresnillo is expected to continue at roughly the same level in 2010 as it did in 2009 at approximately 26,000 metres, and the prefeasibility study is expected to be completed by the end of calendar 2010.

Over 40% of the Company’s remaining 2010 budget had been committed to exploration at Cinco de Mayo (approximately $5.0 million).  However, due to accelerated and additional drilling at Cinco de Mayo in 2010, the original 2010 exploration budget was already expended on the property by June 30, 2010 ($5,415,683).  The Company has since revaluated its exploration plans and budget on Cinco de Mayo for the second half of the year, and revised and increased its overall 2010 budget on the property to $8.8 million. It expected that diamond drilling will continue aggressively on the "Pozo Seco" area at Cinco de Mayo through the balance of the year as drilling results continue to demonstrate the high exploration and resource potential of the property and justify continued exploration and subsequent expenditures.

The Company intends to continue to take all steps necessary to protect its rights under the Minera Juanicipio Shareholders Agreement.  The Company also intends to grow its independent project portfolio through successful exploration and acquisitions.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State.  The total contained metals at the Juanicipio property on a 100% project basis in the Indicated Resource are 83 million ounces of silver, 210,000 ounces of gold and 155 million pounds of lead and 269 million pounds of zinc. The Inferred Resources contain an additional 106 million ounces of silver, 356,000 ounces of gold and 301 million pounds of lead and 498 million pounds of zinc. MAG is based in Vancouver, British Columbia, Canada. MAG’s common shares trade on the TSX under the symbol MAG and on the NYSE-Amex under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and Chief Executive Officer

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person: Unless otherwise noted, Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Please Note:

Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html